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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)



                     NORTHEAST PENNSYLVANIA FINANCIAL CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    663905107
                     ---------------------------------------
                                 (CUSIP Number)

    Joseph P. Schlitzer, 115 S. Centre Street, Pottsville, Pennsylvania 17901
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  May 12, 2003
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.



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                                  SCHEDULE 13D


CUSIP No.  663905107
--------------------------------------------------------------------------------

   1   NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Joseph P. Schlitzer
--------------------------------------------------------------------------------

   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) /_/
                                                                         (b) /_/
--------------------------------------------------------------------------------
   3   SEC USE ONLY
--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS

       PF; OO
--------------------------------------------------------------------------------
   5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    /_/
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
       United States
--------------------------------------------------------------------------------
                        7   SOLE VOTING POWER
      NUMBER OF             173,266 (excluding 39,360 shares subject to options)
       SHARES           --------------------------------------------------------
    BENEFICIALLY        8   SHARED VOTING POWER
      OWNED BY
        EACH            --------------------------------------------------------
      REPORTING         9   SOLE DISPOSITIVE POWER
       PERSON               210,140 (including 39,360 shares subject to options,
        WITH                but excluding 2,486 shares allocated under the First
                            Federal  Bank Employee Stock Ownership Plan.)
                        --------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
  11   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH  REPORTING  PERSON
       212,626 shares (including 39,360 shares subject to options)

--------------------------------------------------------------------------------
  12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     /_/

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);
       5.04%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------



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Item 1.     Security and Issuer
            -------------------

      This Schedule 13D relates to shares of common stock, par value $0.01 per share, of Northeast Pennsylvania Financial Corp. (the "Company"), a Delaware corporation, whose principal executive offices are at 12 E. Broad Street, Hazleton, Pennsylvania 18201.

Item 2.     Identity and Background
            -----------------------

            (a)   This Schedule 13D is being filed by Joseph P. Schlitzer.

            (b) Mr. Schlitzer's business address is 115 S. Centre Street, Pottsville, Pennsylvania 17901.

            (c) Mr. Schlitzer is the President of Higgins Insurance Associates, Inc. ("Higgins Insurance"), a wholly-owned subsidiary of the Company. Mr. Schlitzer is also a director of the Company and of First Federal Bank, the Company's wholly-owned subsidiary, which has the same principal executive office as the Company.

            (d) Mr. Schlitzer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

            (e) Mr. Schlitzer has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f)   Mr. Schlitzer is a United States citizen.

Item 3.     Source and Amount of Funds or Other Consideration
            -------------------------------------------------

      On May 12, 2003, Mr. Schlitzer acquired beneficial ownership of 1,234 shares as a result of being allocated such shares under the First Federal Bank Employee Stock Ownership Plan. These shares were acquired by Mr. Schlitzer without payment. The allocation of these shares to Mr. Schlitzer caused his beneficial ownership of Company common stock to increase over five percent. Mr. Schlitzer acquired beneficial ownership of his other shares of Company common stock as follows:

      o In exchange for his ownership interest in Higgins Insurance pursuant to a Stock Purchase Agreement, dated December 31, 2000, Mr. Schlitzer acquired:

            o   156,344  shares of Company  common  stock on December  31, 2000;
            o   4,775 shares of common stock on May 10, 2002;  and
            o   4,630 shares of common stock on February 4, 2003.


                                   Page 3 of 7

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      o     Mr.  Schlitzer  acquired 2,831 shares in the open market through the reinvestment of dividends under the Northeast Pennsylvania Financial Corp. Dividend Reinvestment/Cash Purchase Plan as follows:

            o   334 shares on August 25, 2003;
            o   314 shares on May 27, 2003;
            o   302 shares on February  25,  2003;
            o   290 shares on November 25, 2002;
            o   320 shares on August 26, 2002;
            o   253 shares on May 28, 2002;  and
            o   1,018 shares on February 25, 2002.

      o Mr. Schlitzer previously had been allocated 1,252 shares under the First Federal Bank Employee Stock Ownership Plan.

      o 39,360 shares may be acquired by Mr. Schlitzer upon the exercise of stock options granted to him under the Northeast Pennsylvania Financial Corp. 2000 Stock Option Plan. These options are all fully exercisable. The exercise price for these options is $12.25.

      o Mr. Schlitzer purchased 200 shares of Company common stock in the open market on December 4, 2001. This purchase was made with personal funds.

      o Mr. Schlitzer purchased 2,000 shares of Company common stock in the initial public offering on March 31, 1998. This purchase was made with personal funds.

Item 4.     Purpose of Transaction
            ----------------------

      The shares covered by this Schedule 13D are being held for investment purposes. Mr. Schlitzer may from time to time acquire additional securities of the Company using personal funds through a broker and/or privately negotiated transactions.

      Except as described above and in his capacity as President of Higgins Insurance and as a director of the Company and First Federal Bank, Mr. Schlitzer does not have any present plans or proposals that relate to or would result in:

      (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

      (b)   an   extraordinary   corporate   transaction,   such  as  a  merger,
            reorganization or liquidation involving the Company or any of its subsidiaries;

      (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

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      (d)   any change in the present  board of directors or  management  of the
            Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (e) any material change in the present capitalization or dividend policy of the Company;

      (f) any other material change in the Company's business or corporate structure;

      (g)   changes   in  the   Company's   charter,   bylaws   or   instruments
            corresponding   thereto  or  other  actions  which  may  impede  the
            acquisition of control of the Company by any person;

      (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Act; or

      (j)   any action similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer
            ------------------------------------

      (a) Mr. Schlitzer beneficially owns 212,626 shares, representing 5.04% of the 4,215,953 shares of the Company's common stock deemed outstanding for such purpose.

      In accordance with Rule 13d-3 of the Exchange Act, the beneficially owned shares and the shares deemed outstanding include 39,360 shares that Mr.
Schlitzer may acquire within the next sixty days pursuant to exercisable options.

      (b) Mr. Schlitzer has sole voting power over 173,266 shares, which includes 2,486 shares allocated to Mr. Schlitzer's account under the First Federal Bank Employee Stock Ownership Plan.

          Mr. Schlitzer has sole dispositive power over 210,140 shares, which includes shares subject to options exercisable within 60 days but excludes 2,486 shares allocated to Mr. Schlitzer's account under the First Federal Bank Employee Stock Ownership Plan.

          Mr. Schlitzer has no shared voting or dispositive power over any shares.



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      (c) Mr.  Schlitzer  has effected the following  transaction  in the common stock of the Company during the past sixty days (as of May 12, 2003):


    Date              Type of Transaction    Number of Shares    Price Per Share
    ----              -------------------    ----------------    ---------------
May 12, 2003  Allocation of shares by the         1,234                N/A
              employee stock ownership
              plan

      Additionally, Mr. Schlitzer has effected the following transactions in the common stock of the Company following his allocation of stock under the employee stock ownership plan:


    Date                   Type of Transaction  Number of Shares Price Per Share
    ----                   -------------------  ---------------- ---------------
August 25, 2003   Shares purchased by dividend        334            $15.10
                  reinvestment plan

May 27, 2003      Shares purchased by dividend        314            $15.94
                  reinvestment plan

      (d)   Not applicable.

      (e)   Not applicable.

Item 6.  Contracts, Arrangements, Understandings, and Relationships with Respect
         -----------------------------------------------------------------------
         to Securities of the Issuer
         ---------------------------

      There are no contracts, arrangements, understandings or relationships between Mr. Schlitzer and any person with respect to any securities of the Company's common stock.

Item 7.  Material Required to be Filed as Exhibits
         -----------------------------------------

      None.



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                                    SIGNATURE
                                    ---------

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


December 2, 2003                By: /s/ Joseph P. Schlitzer
                                    --------------------------------------------
                                    Joseph P. Schlitzer



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